Exhibit 99.14
Exhibit C

Administrative Services Agreement for Allocated Services

Parties:	CEG and CENG

Pricing:	Services at fixed cost of $50 million annually, with no escalator

Term:	January 1, 2011 through December 31, 2017

Scope:	Scope and quantity of services as presently provided

Other terms:
To be negotiated in good faith with all deliberate speed after the date of the Master Agreement on an arm’s length basis.  If such negotiations are not completed and an agreement entered into by December 31, 2010, the existing agreement shall continue on a month to month basis at the pricing noted above.